procurement savings and operational excellence across our branch network. Our operational initiatives include optimizing pricing, improving fleet utilization and maximizing working capital efficiency. As our volumes continue to grow, we expect margins to improve from the inherent operating leverage in our business. In the past, our existing branch network has supported substantially higher volumes per branch. As our end markets continue to recover, we expect to generate higher operating margins on incremental volume as we leverage our fixed costs at our existing branches. Similarly, we have made significant investments in our Yard Support Center over the past few years to prepare for significant growth in our business. As we continue to grow our volumes, we expect to gain operating leverage on that investment in the years ahead.

Capitalize on our deep customer relationships to drive sales of other products. In addition to our core product categories, wallboard, ceilings, and steel framing, we also sell our customers a wide assortment of other products, including joint compound, tools, insulation, fasteners, safety products and many others. Driving growth in these product categories is strategically important to us for three key reasons. First, by selling these product categories, we are able to better serve our customers by creating a "one-stop-shop" for everything they need to complete their jobs. Second, other products typically generate attractive margins as they are generally less price sensitive items that individually represent a relatively small portion of the total order. Further, they can be delivered on the same truck that is delivering the rest of the order or picked up at our branches, which makes the incremental cost to deliver the product very low and increases the profitability of the overall sale. Third, because these product categories represent very large markets, broadening our capabilities to sell them expands our addressable market and improves our overall growth profile. We are executing multiple strategic initiatives aimed at driving further growth of this category, including selectively introducing new products, building out and upgrading our retail showrooms across our branch network, expanding our distribution of tools and safety products, driving growth of insulation products, and further improving pricing practices.

Recent Developments

Preliminary Financial Results for the Three Months and the Fiscal Year Ended April 30, 2017

Our preliminary estimated unaudited financial results as of and for the three months and the fiscal year ended April 30, 2017 are set forth below. Our estimates of results are based solely on information available to us as of the date of this prospectus and are inherently uncertain and subject to change due to a variety of business, economic and competitive risks and uncertainties, many of which are not within our control, and we undertake no obligation to update this information. Accordingly, you should not place undue reliance on this preliminary data. Our estimates contained in this prospectus are forward-looking statements and may differ from actual results. Actual results remain subject to the completion of management's and the audit committee's final reviews, as well as the completion of the audit of our annual consolidated financial statements by our independent registered public accounting firm and our other financial closing procedures. Our actual consolidated financial statements and related notes as of and for the fiscal year ended April 30, 2017 are not expected to be filed with the SEC until after this offering is completed. During the course of the preparation of our actual consolidated financial statements and related notes, additional items that would require material adjustments to the preliminary financial information presented below may be identified. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Use of Estimates" included in our Annual Report on Form 10-K for the fiscal year ended April 30, 2016 incorporated by reference in this prospectus and "Risk Factors—Risks Relating to Our Business and Industry" and "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

The preliminary financial data included in this prospectus have been prepared by and are the responsibility of our management. Our independent registered public accounting firm,

PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

These estimates are not a comprehensive statement of our financial results as of and for the three months and the fiscal year ended April 30, 2017, and should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the three months and the fiscal year ended April 30, 2017 are not necessarily indicative of the results to be achieved in any future period.

As reflected below, we expect to report improvements in each of net sales, gross profit, net income and Adjusted EBITDA for the three months and the fiscal year ended April 30, 2017 as compared to the comparable prior periods.

- For the three months ended April 30, 2017, we expect to report net sales in the range of $613.0 million to $617.0 million as compared to $527.2 million for the three months ended April 30, 2016. There were 63 shipping days in the fourth quarter of fiscal 2017, as compared to 65 shipping days in the fourth quarter of fiscal 2016. We also expect to report net sales in the range of $2,317.0 million to $2,321.0 million for the fiscal year ended April 30, 2017 as compared to $1,858.2 million for the fiscal year ended April 30, 2016. The increase in net sales in both periods was due to an increase in wallboard volumes, an increase in sales of ceilings, steel framing and other products and to sales contributed from acquisitions. For the three months ended April 30, 2017, we expect our base business to contribute net sales in the range of $474.0 million to $478.0 million as compared to $450.7 million for the three months ended April 30, 2016. We also expect our base business to contribute net sales in the range of $1,858.0 million to $1,862.0 million for the fiscal year ended April 30, 2017 as compared to $1,690.1 million for the fiscal year ended April 30, 2016. In addition, we expect to report wallboard volume of 3,457.1 million square feet for the fiscal year ended April 30, 2017 as compared to wallboard volume of 2,843.0 million square feet for the fiscal year ended April 30, 2016. For the fiscal year ended April 30, 2017, we expect to report sales by product category in the following ranges, as compared to our sales by product category for the fiscal year ended April 30, 2016 presented below:

	Fiscal Year Ended April 30,		
	2017		2016
	Low	High	
	(estimated)		(actual)
	(in thousands)		
Wallboard	$1,057,000	$1,058,000	$ 870,952
Ceilings	341,000	342,000	297,110
Steel framing	374,000	375,000	281,340
Other products	545,000	546,000	408,780
Total	$2,317,000	$2,321,000	$1,858,182

- We expect to report gross profit in the range of $199.0 million to $203.0 million for the three months ended April 30, 2017 as compared to gross profit of $174.2 million for the three months ended April 30, 2016. We also expect to report gross profit in the range of $757.0 million to $761.0 million for the fiscal year ended April 30, 2017 as compared to $593.2 million for the fiscal year ended April 30, 2016. The increases in gross profit for both periods were due to the increases in net sales.

- We expect to report net income in the range of $10.6 million to $16.7 million for the three months ended April 30, 2017 as compared to a net income of $8.9 million for the three months ended April 30, 2016. We also expect to report net income in the range of $45.2 million to $51.3 million for the fiscal year ended April 30, 2017 as compared to net income of $12.6 million for the fiscal year ended April 30, 2016. Our improved financial results in both periods were driven primarily by higher sales for many of the products we distribute, as well as to the improved leverage on fixed costs.

- We expect to report Adjusted EBITDA in the range of $46.0 million to $57.3 million for the three months ended April 30, 2017 as compared to $43.6 million for the three months ended April 30, 2016. We also expect to report Adjusted EBITDA for the fiscal year ended April 30, 2017 in the range of $182.1 million to $193.4 million as compared to $138.2 million for the fiscal year ended April 30, 2016. This improvement in both periods was driven by the same factors discussed above regarding net income. In addition, for the fiscal year ended April 30, 2017, we expect Adjusted EBITDA, after giving effect to the impact of earnings from entities acquired during such period, from the beginning of the period presented to the date of acquisition, to be in the range of $191.6 million to $202.9 million, as compared to $150.3 million for the fiscal year ended April 30, 2016. Please see below for a reconciliation of our net income to our Adjusted EBITDA for each of the foregoing periods.

- We expect to report capital expenditures in the range of $10.0 million to $12.0 million for the fiscal year ended April 30, 2017, as compared to $7.7 million for the fiscal year ended April 30, 2016.

- We expect to report cash and cash equivalents in the range of $14.0 million to $15.0 million as of April 30, 2017 and total debt of $595.0 million, which includes our senior secured first lien term loan facility, or the First Lien Facility, our senior secured asset based revolving credit facility, or the ABL Facility, and other items classified as short or long term debt on our consolidated balance sheets.

The following information as of and for the three months and the fiscal year ended April 30, 2017 sets forth our preliminary financial data. As noted above, each of the line items presented below represents preliminary estimated unaudited financial results which remain subject to the completion of management's and the audit committee's final reviews, as well as the completion of the audit of our annual consolidated financial statements by our independent registered public accounting firm and our other financial closing procedures. During the course of the preparation of the consolidated financial statements and related notes, additional information may cause a change in, or require material adjustments to, certain accounting estimates and other financial information, in particular, estimates and financial information related to our stock appreciation rights (income) expense, noncontrolling interests and income tax expense (benefit), which would impact net income and Adjusted EBITDA.

	Three Months Ended April 30,			Fiscal Year Ended April 30,		
	2017		2016	2017		2016
	Low	High		Low	High	
	(estimated)		(actual)	(estimated)		(actual)
	(in thousands)			(in thousands)		
Net sales	$613,000	$617,000	$527,181	$2,317,000	$2,321,000	$1,858,182
Gross profit	$199,000	$203,000	$174,203	$ 757,000	$ 761,000	$ 593,163
Net income	$ 10,600	$ 16,700	$ 8,941	$ 45,200	$ 51,300	$ 12,565
Adjusted EBITDA(1)	$ 46,000	$ 57,300	$ 43,580	$ 182,100	$ 193,400	$ 138,183

11

	April 30,		
	2017		2016
	Low	High	
	(estimated)		(actual)
	(in thousands)		
Cash and cash equivalents	$ 14,000	$ 15,000	$ 19,072
Total debt(2)	$595,000	$595,000	$643,026

(1) Adjusted EBITDA is a non-GAAP measure. See "—Summary Financial and Other Data" for how we define and calculate Adjusted EBITDA and a description of why we believe this is important.

The following is a reconciliation of our net income (loss) to our Adjusted EBITDA for the periods presented:

	Three Months Ended April 30,			Fiscal Year Ended April 30,		
	2017		2016	2017		2016
	Low	High		Low	High	
	(estimated)		(actual)	(estimated)		(actual)
	(in thousands)			(in thousands)		
Net income	$10,600	$16,700	$ 8,941	$ 45,200	$ 51,300	$ 12,564
Interest expense	7,200	7,200	9,428	36,500	36,500	37,418
Interest income	(100)	(100)	(243)	(200)	(200)	(928)
Income tax expense (benefit)	8,600	12,100	7,925	20,600	24,100	12,584
Depreciation expense................	6,000	6,400	6,460	25,400	25,800	26,667
Amortization expense	11,200	11,900	10,421	43,300	44,000	37,548
EBITDA	43,500	54,200	42,932	170,800	181,500	125,853
Stock appreciation rights (income) expense(a)	800	900	365	100	200	1,988
Redeemable noncontrolling interests(b) ..	400	500	(292)	3,500	3,600	880
Equity-based compensation(c)	600	600	609	2,600	2,600	2,699
Severance, other costs related to discontinued operations and closed branches and certain other costs(d)	(200)	(100)	(1,053)	400	500	379
Transaction costs (acquisitions and other)(e)	—	100	939	2,100	2,200	3,751
(Gain) loss on disposal of assets	(300)	(200)	(724)	(500)	(400)	(645)
Management fee to related party(f)	—	—	563	200	200	2,250
Effects of fair value adjustments to inventory(g)......................	100	200	223	900	1,000	1,009
Interest rate swap and cap mark-to-market(h)	100	100	19	300	300	19
Secondary public offering(i)	1,000	1,000	—	1,400	1,400	—
Debt transaction costs(j)	—	—	—	300	300	—
Adjusted EBITDA	$46,000	$57,300	$43,581	$182,100	$193,400	$138,183
Contributions from acquisitions(k)				9,500	9,500	12,093
Adjusted EBITDA (with contributions from acquisitions)				$191,600	$202,900	$150,276

(a) Represents non-cash income or expenses related to stock appreciation rights agreements. For additional details regarding stock appreciation rights, refer to "Management's Discussion and

Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Subsidiary Equity-Based Deferred Compensation Arrangements" included in our Annual Report on Form 10-K for the fiscal year ended April 30, 2016 and our Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2017 incorporated by reference in this prospectus.

(b) Represents non-cash compensation expense related to changes in the redemption values of noncontrolling interests. For additional details regarding redeemable noncontrolling interests of our subsidiaries, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Subsidiary Equity-Based Deferred Compensation Arrangements" included in our Annual Report on Form 10-K for the fiscal year ended April 30, 2016 and our Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2017 incorporated by reference in this prospectus.

(c) Represents non-cash equity-based compensation expense related to stock options.

(d) Represents severance expenses, other costs related to discontinued operations and closed branches and certain other costs permitted in calculations under the ABL Facility and the First Lien Facility.

(e) Represents costs paid to third party advisors related to the initial public offering, or IPO, of our common stock and acquisitions (other than the Acquisition), in each case as described in and permitted in calculations under the ABL Facility and First Lien Facility.

(f) Represents management fees paid by us to our Sponsor. Following our IPO, our Sponsor no longer receives management fees from us.

(g) Represents the non-cash cost of sales impact of purchase accounting adjustments to increase inventory to its estimated fair value, primarily related to the Acquisition.

(h) Represents the mark-to-market adjustments for certain financial instruments.

(i) Represents costs paid to third party advisors related to this offering and the secondary public offering of our common stock in February 2017.

(j) Represents costs paid to third party advisors related to debt refinancing activities.

(k) Represents the impact to earnings from acquired entities from the beginning of the period presented to the date of the acquisition as described in and permitted in calculations under the ABL Facility and the First Lien Facility.

(2) Includes debt and capital lease obligations, net of unamortized discount and deferred financing costs.

Potential Amendment to First Lien Facility

We are engaged in preliminary discussions with certain lenders under our First Lien Facility to opportunistically amend the First Lien Facility to improve certain of its terms, including the interest rate and maturity. Consummation of the potential amendment will depend, among other things, on lender participation, and therefore, there can be no assurance that any terms of our First Lien Facility will be improved.

Risks Affecting our Business

Our business is subject to a number of risks of which you should be aware before deciding to invest in our common stock. The risks are discussed more fully in the "Risk Factors" section of this

Risks Relating to this Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the public offering price.

The trading price of our common stock could be volatile, and you can lose all or part of your investment. We cannot assure you that an active public market for our common stock will be sustained. The following factors, in addition to other factors described in this "Risk Factors" section and elsewhere in this prospectus, may have a significant impact on the market price of our common stock:

- announcements of innovations or new products or services by us or our competitors;

- any adverse changes to our relationship with our customers, manufacturers or suppliers;

- variations in the costs of products that we distribute;

- any legal actions in which we may become involved;

- announcements concerning our competitors or the building supply industry in general;

- achievement of expected product sales and profitability;

- manufacture, supply or distribution shortages;

- adverse actions taken by regulatory agencies with respect to our services or the products we distribute;

- actual or anticipated fluctuations in our quarterly or annual operating results;

- changes in financial estimates or recommendations by securities analysts;

- trading volume of our common stock;

- sales of our common stock by us, our executive officers and directors or our stockholders (including certain affiliates of AEA) in the future;

- general economic and market conditions and overall fluctuations in the U.S. equity markets;

- changes in accounting principles; and

- the loss of any of our management or key personnel.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could adversely impact our business. Any adverse determination in litigation could also subject us to significant liabilities.

Because AEA controls a significant percentage of our common stock, it may influence major corporate decisions and its interests may conflict with the interests of other holders of our common stock.

Upon completion of this offering, certain affiliates of AEA will beneficially own approximately 28.6% of the voting power of our outstanding common stock (or 27.6% if the underwriters exercise their option to purchase additional shares in full). Through this beneficial ownership and a stockholders agreement and voting proxies, which provide voting control over additional shares of our common stock, AEA will control approximately 39.8% of the voting power of our outstanding common stock (or 38.0% if the underwriters exercise their option to purchase additional shares in full). As a result of this control, AEA will be able to influence matters requiring approval by our stockholders and/or our board of directors, including the election of directors and the approval of business combinations or dispositions and other extraordinary transactions. AEA may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and may materially and adversely affect the market price of our common stock. In addition, AEA may in the future own businesses that directly compete with ours. See "Prospectus Summary—Our Sponsor" and "Certain Relationships and Related Party Transactions."

Sales of a substantial number of shares of our common stock in the public market by us or our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. In connection with this offering, we, our directors and executive officers and the selling stockholders, including our Sponsor, will agree with the underwriters of this offering to enter into lock-up agreements that restrict the stockholders' ability to transfer shares of our common stock, other than in connection with this offering, for 45 days from the date of this prospectus, subject to certain exceptions. In addition, our pre-IPO stockholders have agreed to not transfer their shares of our common stock, except in certain circumstances such as in connection with this offering, until the date that is one year from our IPO. After this offering, we will have 40,970,905 outstanding shares of common stock based on the number of shares outstanding as of April 30, 2017. Of these shares, all of the 8,050,000 shares sold in our IPO and the 7,992,500 shares sold in the secondary offering of our common stock in February 2017 are, and the 5,000,000 shares to be sold in this offering will be, immediately tradable without restriction under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale." Approximately 16,326,191 shares are subject to the lock-up agreements described above and, subject to limitations, will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section entitled "Shares Eligible for Future Sale." The remaining 3,602,214 shares of common stock outstanding as of April 30, 2017, which are not subject to the lock-up agreements described above, are restricted securities within the meaning of Rule 144 under the Securities Act, but are currently eligible for resale subject to applicable limitations of Rule 144 under the Securities Act or pursuant to an exemption from registration under Rule 701 under the Securities Act, as described in the section entitled "Shares Eligible for Future Sale." In addition, shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time or, if not subject to the lock-up agreements described above, will be eligible for sale immediately following exercise of such options, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale." Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Moreover, after this offering, holders of an aggregate of 19,928,405 shares of our common stock will have rights, subject to certain conditions such as the 45-day lock-up arrangement described above, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2017, and as adjusted to reflect the sale of the shares of common stock offered in this offering for:

- each person or entity known by us to beneficially own more than 5% of our common stock;

- each of our directors and named executive officers;

- all of our directors and executive officers as a group; and

- each selling stockholder.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after April 30, 2017, including any shares of our common stock subject to an option that has vested or will vest within 60 days after April 30, 2017. More than one person may be deemed to be a beneficial owner of the same securities.

The percentage of beneficial ownership is based on 40,970,905 shares of common stock outstanding as of April 30, 2017.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. In addition, except as otherwise indicated below, based on the information provided to us by the selling stockholders, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Each of the selling stockholders listed below acquired the shares of common stock offered hereby on April 1, 2014 in connection with the Acquisition, including Richard K. Mueller and Richard A. Whitcomb, who were previously stockholders of Gypsum Management and Supply, Inc., our Predecessor, and rolled over all or a portion of such equity interests into shares of our common stock in connection with the Acquisition.

Unless otherwise indicated below, the address for each person or entity listed below is c/o GMS Inc., 100 Crescent Centre Parkway, Suite 800, Tucker, Georgia 30084.

Name of Beneficial Owner	Number of Shares Beneficially Owned Before this Offering	Percentage of Shares Beneficially Owned Before this Offering	Number of Shares to be Sold in this Offering	Number of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering	Number of Shares to be Sold in this Offering Assuming Full Exercise of Underwriters' Option to Purchase Additional Shares	Number of Shares Beneficially Owned After this Offering Assuming Full Exercise of Underwriters' Option to Purchase Additional Shares	Percentage of Shares Beneficially Owned After this Offering Assuming Full Exercise of Underwriters' Option to Purchase Additional Shares
5% Stockholders								
AEA Investors LP and associated entities(1)(2) .	14,227,187	34.7%	2,523,590	11,703,596	28.6%	2,902,129	11,325,057	27.6%
Directors and Named Executive Officers								
Richard K. Mueller(3) . . .	1,554,737	3.8%	869,565	685,172	1.7%	1,000,000	554,737	1.4%
G. Michael Callahan, Jr.(4)	1,051,887	2.6%	—	1,051,887	2.6%	—	1,051,887	2.6%
H. Douglas Goforth(5) . . .	261,475	*	—	261,475	*	—	261,475	*
Richard Alan Adams(6) . .	456,084	1.1%	73,000	383,084	*	83,950	372,134	*
Craig D. Apolinsky(7) . . .	18,175	*	—	18,175	*	—	18,175	*
Peter C. Browning(8)	20,951	*	—	20,951	*	—	20,951	*
Justin de La Chapelle(9) . .	—	—	—	—	—	—	—	—
John J. Gavin(10)	33,767	*	—	33,767	*	—	33,767	*
Theron I. Gilliam(11) . . .	25,237	*	—	25,237	*	—	25,237	*
Brian R. Hoesterey(9) . . .	—	—	—	—	—	—	—	—
Ronald R. Ross(12)	71,741	*	—	71,741	*	—	71,741	*
J. Louis Sharpe(9)	—	—	—	—	—	—	—	—
J. David Smith(13)	21,951	*	—	21,951	*	—	21,951	*
All executive officers and directors as a group (13 persons)	3,516,005	8.6%	942,565	2,588,675	6.2%	1,083,950	2,447,290	5.9%
Other Selling Stockholders								
ATRF (NEB) Ltd.(14)	973,700	2.4%	286,957	686,743	1.7%	330,000	643,700	1.6%
John Hancock Life & Health Insurance Company and associated entities(15)	1,015,800	2.5%	180,257	835,543	2.0%	207,295	808,505	2.0%
Associated Entities of LGT Capital Partners (Ireland) Limited(16)	677,200	1.7%	144,205	532,995	1.3%	165,836	511,364	1.3%
Richard A. Whitcomb (17) . .	1,539,500	3.8%	869,565	669,935	1.6%	1,000,000	539,500	1.3%
All other selling stockholders as a group holding less than 1% of outstanding shares in aggregate(18)	71,264	*	52,861	18,403	*	60,790	10,474	*

* Represents beneficial ownership of less than 1% of our outstanding common stock.

(1) For purposes of this beneficial ownership table, we have excluded shares of common stock held of record by other parties to the stockholders' agreement or voting proxies with which AEA Investors LP and associated entities may be deemed to share beneficial ownership by virtue of voting provisions of such agreement or proxies. All of our stockholders prior to the IPO were parties to the stockholders' agreement. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

(2) Represents shares of our common stock held of record by AEA GMS Holdings LP ("AEA GMS Holdings"), whose general partner is AEA GMS Holdings GP LLC ("AEA GMS Holdings GP"). The members of AEA GMS Holdings GP are (i) AEA Investors Participant Fund V LP, (ii) AEA Investors QP Participant Fund V LP, (iii) AEA Investors Fund V LP, (iv) AEA Investors Fund V-A LP and (v) AEA Investors Fund V-B LP (the entities named in clauses (i) through (v), collectively, the "AEA Funds"). The AEA Funds are also limited partners of AEA GMS Holdings. The general partner of each of AEA Investors Participant Fund V LP and AEA Investors QP Participant Fund V LP is AEA Investors PF V LLC, whose sole member is AEA Investors LP. The general partner of each of AEA Investors Fund V LP, AEA Investors Fund V-A LP and AEA Investors Fund V-B LP is AEA Investors Partners V LP, whose general partner is AEA Management (Cayman) Ltd. Each of AEA GMS Holdings GP, the AEA Funds, AEA Investors PF V LLC, AEA Investors Partners V LP, AEA Investors LP and AEA Management (Cayman) Ltd. may be deemed to share beneficial ownership of the shares of our common stock held of record by AEA GMS Holdings, but each disclaims beneficial ownership of such shares. John L. Garcia, the Chairman and Chief Executive Officer of AEA Investors LP and the sole stockholder and director of AEA Management (Cayman) Ltd., may also be deemed to share beneficial ownership of the shares of our common stock held of record by AEA GMS Holdings, but Mr. Garcia disclaims beneficial ownership of such shares. For a description of our relationship with AEA, our Sponsor, please see "Certain Relationships and Related Party Transactions."

The address for each of AEA GMS Holdings, AEA GMS Holdings GP, AEA Investors Participant Fund V LP, AEA Investors QP Participant Fund V LP, AEA Investors PF V LLC, AEA Investors LP and Mr. Garcia is c/o AEA Investors LP, 666 Fifth Avenue, 36th Floor, New York,

NY 10103. The address for each of AEA Investors Fund V LP, AEA Investors Fund V-A LP, AEA Investors Fund V-B LP, AEA Investors Partners V LP and AEA Management (Cayman) Ltd. is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(3)   Represents shares of our common stock held of record by Second Bite Investments, LLC, of which Richard K. Mueller is the Chief Executive Officer. Mr. Mueller may be deemed to share beneficial ownership of the shares of our common stock held of record by Second Bite Investments, LLC, but Mr. Mueller disclaims beneficial ownership of such shares. Mr. Mueller is the Chairman of our board of directors and co-founded our Company in 1971. Mr. Mueller served as our Chief Executive Officer from 1990 until May 2015, and as our President from 1990 until 2013. Includes 15,237 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after April 30, 2017.

(4)   Includes (i) 253,950 shares of common stock held by the 2009 G. Michael Callahan, Jr. Family Trust and (ii) 269,519 shares of common stock issuable upon exercise of options held by Mr. Callahan that have vested or will vest within 60 days after April 30, 2017. Mr. Callahan may be deemed to share beneficial ownership of the shares of our common stock held of record by the 2009 G. Michael Callahan, Jr. Family Trust, but Mr. Callahan disclaims beneficial ownership of such shares.

(5)   Includes 117,912 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after April 30, 2017.

(6)   Includes 202,134 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after April 30, 2017.

(7)   Includes 13,475 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after April 30, 2017.

(8)   Includes 13,333 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after April 30, 2017. Mr. Browning is a member of our board of directors.

(9)   Does not include 14,227,187 shares of our common stock held of record by AEA GMS Holdings. Mr. de La Chapelle is a principal of AEA, and Messrs. Hoesterey and Sharpe are partners of AEA. Each of Messrs. de La Chapelle, Hoesterey and Sharpe serves on our board of directors as a representative of AEA, but each disclaims beneficial ownership of the shares of our common stock held of record by AEA GMS Holdings.

        The address for each of Messrs. de La Chapelle, Hoesterey and Sharpe is c/o AEA Investors LP, 666 Fifth Avenue, 36th Floor, New York, NY 10103.

(10)   Includes 20,951 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after April 30, 2017. Mr. Gavin is a member of our board of directors.

(11)   Includes 15,237 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after April 30, 2017. Mr. Gilliam is a member of our board of directors.

(12)   Includes 20,951 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after April 30, 2017. Mr. Ross is a member of our board of directors.

(13)   Includes 20,951 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after April 30, 2017. Mr. Smith is a member of our board of directors.

(14)   Rakesh Saraf is a Director and the President of ATRF (NEB) Ltd. and Jan Barry Petursson, Derek Brodersen and Myles Norton are Directors of ATRF (NEB) Ltd. In such capacities, each of Messrs. Saraf, Petursson, Brodersen and Norton may be deemed to have voting and dispositive power over the shares held by ATRF (NEB) Ltd. but they each disclaim beneficial ownership of these shares. The address for each of Messrs. Saraf, Petursson, Brodersen and Norton is 11010 142 Street NW, Edmonton, AB T5N 2R1.

(15)   Represents (i) 827,877 shares of our common stock held of record by John Hancock Life & Health Insurance Company, (ii) 147,291 shares of our common stock held of record by John Hancock Life Insurance Company of New York and (iii) 40,632 shares of our common stock held of record by John Hancock Life Insurance (U.S.A.). Stephen Blewitt is a Senior Managing Director and Vice President of each of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York and John Hancock Life Insurance (U.S.A.), each of Dan Budde and Scott McFetridge are Vice Presidents and Senior Managing Directors of each of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York and John Hancock Life Insurance (U.S.A.), and each of Joshua Liebow, Scott Garfield, Paul Fishbin and Brian Albert are Managing Directors and Assistant Vice Presidents of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York and John Hancock Life Insurance (U.S.A.). In such capacities, each of Messrs. Blewitt, Liebow, Garfield, McFetridge, Fishbin and Albert may be deemed to have voting and dispositive power over the shares held by each of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York and John Hancock Life Insurance (U.S.A.). Each of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York and John Hancock Life Insurance (U.S.A.) is an affiliate of a broker-dealer. We understand that each of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York and John Hancock Life Insurance (U.S.A.) acquired the shares of common stock being sold hereunder in the ordinary course of business and, at the time of the acquisition of the shares of common stock described herein, each of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York and John Hancock Life Insurance (U.S.A.) did not have any arrangements or understandings with any person to distribute such securities. The address for each of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York, John Hancock Life Insurance (U.S.A.) and Messrs. Blewitt, Liebow, Garfield, Budde, McFetridge, Fishbin and Albert is 197 Clarendon Street, Boston, MA 02116.

(16)   Represents (i) 270,880 shares of our common stock held of record by Cengal Private Equity Investments II PLC and (ii) 406,320 shares of our common stock held of record by Crown Co-Investment Opportunities plc. LGT Capital Partners (Ireland) Limited is the Alternative Investment Fund Manager of each of Cengal Private Equity Investments II PLC and Crown Co-Investment Opportunities plc. Desmond Tobin and Paul Garvey are Directors of LGT Capital Partners (Ireland) Limited. In such capacities, LGT Capital Partners (Ireland) Limited and each of Messrs. Tobin and Garvey may be deemed to have voting and dispositive power over the shares of our common stock held by Cengal Private Equity Investments II PLC and Crown Co-Investment Opportunities plc. Each of LGT Capital Partners (Ireland) Limited and Messrs. Tobin and Garvey disclaim beneficial ownership of these shares. The address for each of LGT Capital Partners (Ireland) Limited and Messrs. Tobin and Garvey is 30 Herbert Street, Third Floor, Dublin 2, Ireland.

(17)   Represents shares of our common stock held of record by The Richard A. Whitcomb Revocable Trust dated May 13, 2004, as amended (the "RAW Trust"). Richard A. Whitcomb is the sole trustee and a beneficiary of the RAW Trust. In his capacity as sole trustee, Mr. Whitcomb exercises voting and dispositive power over the shares held by the RAW Trust, but disclaims beneficial ownership of such shares solely to the

extent attributable to him in his capacity as trustee of the RAW Trust. Mr. Whitcomb co-founded our Company in 1971 and now provides consulting services for us. Mr. Whitcomb served as our Vice Chairman and Secretary until April 2014. The address for Mr. Whitcomb is c/o Lawrence H. Freiman, Esq., Menden Freiman LLP, 5565 Glenridge Connector, NE, Suite 850, Atlanta, Georgia 30342.

(18) Represents shares held by all other selling stockholders not listed above who, in the aggregate, beneficially own less than 1% of our common stock outstanding prior to this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since May 1, 2013 to which we were a party in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or the consideration that we paid or received, as applicable, in connection with the transactions described below are comparable to terms available or amounts that would be paid or received, as applicable, in arms'-length transactions with parties unrelated to us.

AEA

Prior to the completion of our initial public offering, we entered into a management agreement with our Sponsor relating to the provision of their advisory and consulting services. The agreement required us to pay our Sponsor an annual management fee of approximately $2.3 million per year following the Acquisition. The annual management fee was payable in quarterly installments of approximately $0.6 million, in advance, on the first day of each calendar quarter. The management agreement also required us to reimburse our Sponsor for their reasonable out-of-pocket costs and expenses incurred in connection with the Acquisition, their provision of ongoing advisory and consulting services, monitoring their investment in us and developing, negotiating, performing or enforcing any agreements or documents relating to their investment in us. The cost reimbursement was typically billed in arrears during the month following the end of each quarter. As of April 30, 2017, we have reimbursed our Sponsor for reasonable out-of-pocket costs and expenses in the aggregate amount of approximately $0.3 million. We believe that the management agreement and the services mentioned above were on terms at least as favorable to us as we would expect to negotiate with unrelated third parties. Immediately following the consummation of our initial public offering, on June 1, 2016, the management agreement was terminated.

As compensation for services provided by our Sponsor in connection with the Acquisition, we paid our Sponsor a one-time fee of $10.0 million.

Pursuant to the management agreement, we agreed to indemnify our Sponsor against any claims or liabilities relating to or arising out of actions taken by our Sponsor under the terms of the management agreement or the operation of our business, except for claims or liabilities that are shown to have resulted from actions taken by our Sponsor in bad faith, or due to our Sponsor's gross negligence or willful misconduct. This indemnification provision survived termination of the management agreement.

Stockholders' Agreement

We, our Sponsor, certain members of management, and all of our existing stockholders prior to our initial public offering have entered into a stockholders' agreement in connection with the Acquisition. The stockholders' agreement contains, among other things, certain restrictions on the ability of the parties thereto to freely transfer shares of our stock. In addition, pursuant to the stockholders' agreement, the parties thereto agreed to vote their shares of our common stock on certain matters presented to the stockholders in the same manner that the board of directors and a majority of our stockholders vote on such matters. The foregoing transfer and voting provisions terminated upon completion of our initial public offering. However, following the consummation of our initial public offering, and for so long as our Sponsor holds an aggregate of at least 10% of our outstanding common stock, our Sponsor will be entitled to nominate at least one individual for election to our board, and our board and nominating committee thereof will nominate and recommend to our stockholders that such individual be elected to our board, and certain of our stockholders prior to the IPO have agreed to vote all of their shares to elect such individual to our board pursuant to the stockholders' agreement or voting proxies.

Registration Rights Agreement

The parties to the stockholders' agreement described above also entered into a registration rights agreement in connection with the Acquisition. Pursuant to the registration rights agreement, subject to the terms of the lock-up agreement they have entered into with the representatives of the underwriters of this offering, holders of a total of 24,928,405 shares of our common stock as of April 30, 2017 (which includes the shares being offered in this offering), have the right to require us to register these shares under the Securities Act under specified circumstances and have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

Subject to certain restrictions, our Sponsor may request that we register all or a portion of its common stock for sale under the Securities Act. We will effect the registration as requested in writing by our Sponsor, unless in the good faith judgment of our board of directors, such registration would materially and adversely interfere with certain transactions involving the Company and should be delayed. We are not obligated to file a registration statement pursuant to these demand provisions on more than five occasions on Form S-1; however, our Sponsor is entitled to make an unlimited number of demands for registration on Form S-3 if and when we become eligible to use such form.

Piggyback Registration Rights

In addition, if at any time we register any shares of our common stock (other than pursuant to registrations on Form S-4 or Form S-8), the holders of all shares having registration rights are entitled to at least three business days notice of the registration and to include all or a portion of their common stock in the registration.

In the event that any registration in which the holders of registrable shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited.

Other Provisions

We will pay all registration and offering expenses, and the reasonable fees and expenses of a single special counsel for our Sponsor and a single special counsel for all other selling stockholders, related to any demand or piggyback registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify any selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them. A particular stockholder's shares shall no longer be considered registrable shares, to which demand and piggyback registration rights apply, when such shares have been disposed of under an effective registration statement or sold under Rule 144 of the Securities Act. In addition, the parties to the registration rights agreement, other than our Sponsor, agree to not sell any shares pursuant to Rule 144 of the Securities Act or in some other private placement for a period of one year following the closing of our initial public offering, except pursuant to a registered offering in accordance with the terms of the registration rights agreement, if consented to by us or in private transfers to certain permitted transferees.

Other Relationships and Transactions

We lease office and warehouse facilities from partnerships or entities owned by certain of our directors, executive officers and stockholders, including Richard K. Mueller, the Chairman of the Board, and G. Michael Callahan, Jr., our President and Chief Executive Officer. At April 30, 2017, these leases had expiration dates through our fiscal year ending April 30, 2021. Rent expense related to these leases was approximately $0.6 million, $0.6 million and $1.0 million for fiscal 2017, fiscal 2016 and fiscal 2015, respectively. At April 30, 2017, future minimum payments under the terms of the leases aggregated approximately $1.1 million.

During fiscal 2017, fiscal 2016 and fiscal 2015, we purchased inventories from our former subsidiary, Southern Wall Products, Inc., or SWP, an entity with which Messrs. Mueller and Callahan are affiliated, through their direct or indirect ownership interests and through their position as director. Mr. Mueller owns, either directly or indirectly, 47.7% of the common stock outstanding of SWP as of April 30, 2017 and is a director of SWP. Mr. Callahan owns, either directly or indirectly, 2.4% of the common stock of SWP as of April 30, 2017 and is a director of SWP. SWP was spun off from the Predecessor on August 31, 2012. We purchased inventory from SWP for distribution in the amount of approximately $13.0 million, $12.8 million and $11.9 million in fiscal 2017, fiscal 2016 and fiscal 2015, respectively. The amount due to SWP for purchases of inventory for distribution as of April 30, 2017 was approximately $1.1 million. The approximate dollar value amount of Mr. Mueller's interest in these purchases was $6.3 million, $6.3 million and $5.8 million for fiscal 2017, fiscal 2016 and fiscal 2015, respectively. The approximate dollar value amount of Mr. Callahan's interest in these purchases was $0.3 million, $0.3 million and $0.3 million for fiscal 2017, fiscal 2016 and fiscal 2015, respectively. The approximate dollar value amounts of Mr. Mueller's interest in the amount due to SWP as of April 30, 2017, April 30, 2016 and April 30, 2015 were $0.5 million, $0.5 million and $0.5 million, respectively. The approximate dollar value amounts of Mr. Callahan's interest in the amount due to SWP as of April 30, 2017, April 30, 2016 and April 30, 2015 were $26,000, $28,000 and $23,000, respectively. In addition, Messrs. Mueller and Callahan each received a payment of $60,000 from SWP in fiscal 2017 and $20,000 in fiscal 2016 as consideration for serving on its board of directors.

On January 14, 2015, we sold real property that was previously leased from us by SWP, to SWP for an aggregate purchase price of $350,000.

During fiscal 2016 and fiscal 2015, we employed David Whitcomb, Richard W. Whitcomb and Elizabeth Whitcomb and during fiscal 2017, we employed Richard W. Whitcomb and Elizabeth Whitcomb, all of whom are children of Richard A. Whitcomb, one of our founders and a former holder of more than 5% of our common stock. David Whitcomb, an employee through June 30, 2015, was responsible for various sales and customer receivables analytics. His total compensation in fiscal 2016 and fiscal 2015, including salary, bonus and other compensation, was $157,381 and $156,729, respectively. Richard W. Whitcomb, an employee through April 30, 2017, was our Director of IT Services. His total cash compensation, including salary, bonus and other compensation, in fiscal 2017, fiscal 2016 and fiscal 2015 was $252,016, $224,181 and $220,388, respectively. Elizabeth Whitcomb is a manager in IT Services and, prior to March 2015, she provided certain IT Services directly to one of our subsidiaries. Her total compensation in fiscal 2017, fiscal 2016 and fiscal 2015, including salary, bonus and other compensation, was $252,016, $224,798 and $244,247, respectively. The compensation levels of David Whitcomb, Richard W. Whitcomb and Elizabeth Whitcomb were based on the compensation paid to employees in similar positions that were not related to our significant shareholders.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a policy providing that the audit committee will review and approve or ratify transactions in excess of $120,000 of value in which we participate and in which a director, executive officer or beneficial holder of more than 5% of any class of our voting securities has or will have a direct or indirect material interest. Under this policy, the board of directors is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the audit committee is to approve only those related party transactions that the audit committee believes are on their terms, taken as a whole, no less

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Upon completion of this offering, we will have 40,970,905 outstanding shares of our common stock, assuming no exercise of outstanding options. All of the shares of common stock sold in the IPO and in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than "affiliates," as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common stock purchased by our affiliates will be "restricted securities" under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Upon the expiration of the lock-up agreements described below 45 days after the date of this prospectus, and subject to the provisions of Rule 144, 16,326,191 shares will be available for sale in the public market following this offering. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in those rules. The remaining 3,602,214 shares of common stock outstanding, which are not subject to the lock-up agreements described below, are restricted securities, but are currently eligible for resale subject to applicable limitations of Rule 144 or pursuant to an exemption from registration under Rule 701, in each case as described below.

Lock-up Agreements

In connection with this offering, we, our directors and executive officers and the selling stockholders, including our Sponsor, will agree with the underwriters to enter into lock-up agreements described in "Underwriting," pursuant to which shares of our common stock outstanding after this offering will be restricted from immediate resale in accordance with the terms of such lock-up agreements without the prior written consent of Barclays Capital Inc., RBC Capital Markets, LLC and Credit Suisse Securities (USA) LLC. Under these agreements, subject to limited exceptions, neither we nor any of our directors or executive officers or these stockholders may dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock. These restrictions will be in effect for a period of 45 days after the date of this prospectus. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound to the terms of the lock-up.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person (or persons whose common stock is required to be aggregated), who is an affiliate, and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

- 1% of the number of shares then outstanding, which will equal approximately 409,709 shares following this offering; or

- the average weekly trading volume in our shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.